[redacted] DE 5/9/2014

DC

Act: 1934
Section: 15(d)
Rule:
Public
Availability: 12 MAY 2014

14007391

NO ACT

May 12, 2014

Received SEC

MAY 12 2014

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Beam Inc. (k/n/a Beam Suntory Inc.)
Incoming letter dated May 9, 2014

Based on the facts presented, the Division will not object if Beam stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended March 31, 2014. We assume that, consistent with the representations made in your letter, Beam will file a certification on Form 15 making an appropriate claim under Exchange Act Rule 12h-3 on or before the due date of its Form 10-Q for the quarter ended March 31, 2014.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Erin E. Martin
Senior Attorney

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Mail Stop 4561

Beth E. Flaming
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603

Re: Beam Inc. (k/n/a Beam Suntory Inc.)

Dear Ms. Flaming:

In regard to your letter of May 9, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

bflaming@sidley.com
(312) 853 7443

May 9, 2014

Securities Exchange Act of 1934
Section 15(d) and Rule 12h-3

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Beam Inc. (now known as Beam Suntory Inc.)

Ladies and Gentlemen:

We are writing on behalf of Beam Inc. (now known as Beam Suntory Inc.),[1] a Delaware corporation ("***Beam***").

On January 12, 2014, Beam entered into an Agreement and Plan of Merger (the "***Merger Agreement***") with Suntory Holdings Limited, a Japanese corporation ("***Suntory Holdings***"), and SUS Merger Sub Limited, a Delaware corporation and a wholly-owned subsidiary of Suntory Holdings ("***Sub***"), providing for the acquisition of Beam by Suntory Holdings at a price of $83.50 per share in cash. Pursuant to the Merger Agreement, Sub merged into Beam (the "***Merger***") at 11:14 a.m. (the "***Effective Time***") on April 30, 2014 (the "***Closing Date***"), with Beam surviving the Merger as a wholly-owned subsidiary of Suntory Holdings.

In connection with the Merger, the New York Stock Exchange ("***NYSE***") filed a Form 25 (the "***Common Stock Form 25***") on the Closing Date to delist shares of Beam's common stock, par value $3.125 per share (the "***Common Stock***") listed on the NYSE and to deregister the shares of Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Beam filed a Form 25 (the "***Debenture Form 25***") on May 2, 2014 to delist the Beam Listed Debentures (as defined herein) listed on the NYSE and to deregister these securities under Section 12(b) of the Exchange Act. On May 12, 2014 (the first business day following the tenth day after the NYSE filed the Common Stock Form 25), Beam

[1] Beam amended and restated its certificate of incorporation, effective as of 11:59 a.m. on April 30, 2014, to, among other things, change its name from "Beam Inc." to "Beam Suntory Inc."

will file a Form 15, utilizing Rule 12h-3 under the Exchange Act, with respect to the Common Stock in reliance on Staff Legal Bulletin No. 18 ("***SLB 18***") and, subject to the receipt of the relief requested in this letter, on May 12, 2014 (which is ten days after the date on which Beam filed the Debenture Form 25), Beam intends to file a Form 15 with respect to the Beam Registered Debentures (as defined herein) and the Beam Registered Notes (as defined herein) and thereby suspend its obligation to file with the Commission periodic and current reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the "***Q1 2014 10-Q***").

We hereby request that a letter be issued advising Beam that the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concurs with Beam's view that the updating of Beam's registration statement on Form S-3ASR (No. 333-181026), effective as of April 27, 2012 (the "***S-3ASR Registration Statement***"), pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "***Securities Act***"), during 2014 by virtue of the filing of Beam's Form 10-K for the fiscal year ended December 31, 2013 on February 18, 2014 (as amended by the Amendment No. 1 to Form 10-K filed on April 30, 2014, the "***2013 10-K***"), would not preclude Beam from filing a Form 15 with respect to the Beam Registered Debentures and the Beam Registered Notes and utilizing Rule 12h-3 in this manner.

With respect to the Common Stock, the S-3ASR Registration Statement as it relates to the Common Stock and the S-8 Registration Statements (as defined herein) that were also updated pursuant to Section 10(a)(3) during 2014 by virtue of the filing of the 2013 10-K, Beam will rely on SLB 18 and Rule 12h-3 to file a Form 15 with respect to the Common Stock. The "***S-8 Registration Statements***" means the following Beam registration statements on Form S-8:

Number	Original Effectiveness Date
333-177865	November 11, 2011
333-173753	April 27, 2011
333-166322	April 27, 2010
333-124448	April 29, 2005
333-51173	April 28, 1998
333-87260	April 30, 2002
333-133717	May 1, 2006
333-103734	March 11, 2003
333-95919	February 1, 2000
033-64071	November 27, 1995

the treasury of Beam or owned of record by any wholly-owned subsidiary of Beam, Suntory Holdings or any wholly-owned subsidiary of Suntory Holdings) was converted into the right to receive $83.50 per share in cash, without interest.

Immediately following the Effective Time, Beam had only the following classes of securities outstanding:[3]

- 100 shares of common stock, par value $0.01 per share, all of which shares are held of record by Suntory Holdings ("***Post-Merger Common Stock***");

- $56.6 million aggregate principal amount of 8 5/8% Debentures due 2021 issued in 1991 in a registered offering pursuant to Beam's registration statements on Form S-3 (Nos. 33-42397, 33-23039 and 33-3985) and $112 million aggregate principal amount of 7 7/8% Debentures due 2023 issued in 1993 in a registered offering pursuant to Beam's registration statements on Form S-3 (Nos. 33-50832, 33-42397, 33-23039 and 33-3985), listed on the NYSE under the symbols "BEAM21" and "BEAM23", respectively (collectively, the "***Beam Listed Debentures***");

- $184.3 million aggregate principal amount of 6 5/8% debentures due 2028 issued in 1998 in a registered offering pursuant to Beam's registration statements on Form S-3 (Nos. 33-50832, 33-42397, 33-23039 and 33-3985) (the "***Beam Unlisted Debentures***" and, together with the Beam Listed Debentures, the "***Beam Registered Debentures***");

- $250 million aggregate principal amount of 1.750% Notes due 2018 and $250 million aggregate principal amount of 3.250% Notes due 2023, both issued in June 2013 pursuant to the S-3ASR Registration Statement (the "***June 2013 Beam Notes***");

- $300 million aggregate principal amount of 1.875% Notes due 2017 and $300 million aggregate principal amount of 3.250% Notes due 2022, both issued in May 2012 pursuant to the S-3ASR Registration Statement (the "***May 2012 Beam Notes***"); and

---

[3] As a result of the Merger, each outstanding option to purchase shares of Common Stock, restricted stock unit award, performance share award and deferred stock unit award was (a) canceled in exchange for the right to receive the cash amounts specified in the Merger Agreement, in each case, to the extent the award was or became vested at the time of the Merger, and (b) forfeited and canceled, in each case, to the extent the award was unvested and did not become vested at the time of the Merger.

- $400 million aggregate principal amount of 5 3/8% Notes due 2016 and $161.8 million aggregate principal amount of 5 7/8% Notes due 2036, both issued in January 2006 pursuant to Beam's registration statement on Form S-3 (No. 333-113855) (the "***January 2006 Beam Notes***," and together with the June 2013 Beam Notes and the May 2012 Beam Notes, the "***Beam Registered Notes***").

As of the date hereof, there were less than 300 holders of record of each outstanding class of debt security.

Following the consummation of the Merger:

- On the Closing Date, the NYSE filed the Common Stock Form 25 with the Commission on EDGAR to delist the Common Stock and to deregister the Common Stock under Section 12(b) of the Exchange Act, and on May 2, 2014, Beam filed the Debenture Form 25 with the Commission on EDGAR to delist the Beam Listed Debentures from the NYSE and to deregister these securities under Section 12(b) of the Exchange Act; Beam anticipates that the delisting of the Common Stock and the Beam Listed Debentures will therefore become effective on the due date for the Q1 2014 10-Q, which is May 12, 2014;

- On the Closing Date, Beam filed post-effective amendments to deregister all unsold securities under its Registration Statements, and such post-effective amendments were automatically effective upon filing;

- As the delisting of the Common Stock and Beam Listed Debentures revived Beam's Section 15(d) reporting requirements, on May 12, 2014 (the first business day following the tenth day after the NYSE filed the Common Stock Form 25), Beam will file a Form 15 with respect to the Common Stock in reliance on SLB 18, and subject to receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter, on May 12, 2014 (which is ten days after the date on which Beam filed the Debenture Form 25), Beam plans to file a Form 15 with respect to the Beam Registered Debentures and the Beam Registered Notes to suspend Beam's duty to file reports under Section 15(d) with respect to the Beam Registered Debentures and Beam Registered Notes;

- Other than the Common Stock and the Beam Listed Debentures, Beam has no securities registered or required to be registered under Section 12 of the Exchange Act, and Beam has no obligation under Section 15(d) of the Exchange Act with respect to any security other than the Common Stock, the Beam Registered Debentures and the Beam Registered Notes; and

- No reporting obligation under Section 12(g) of the Exchange Act has arisen pursuant to Rule 12g-2 under the Exchange Act with respect to the Common Stock as a result of the delisting because Beam has never had a class of securities registered under Section 12(g) and, at the time of delisting, the Common Stock was converted into the right to receive $83.50 per share in cash, without interest, and cancelled and Beam did not have a class of equity securities held of record by 300 or more persons as its Post-Merger Common Stock is held by one person, Suntory Holdings.

Following the filing of the Forms 15, neither the indentures governing the Beam Registered Debentures or Beam Registered Notes, nor any documents related thereto, nor any other contractual obligations, will require Beam to submit, provide or file reports under the Exchange Act with the Commission (or the indenture trustee) with respect to any class of the Beam Registered Debentures or the Beam Registered Notes, and Beam does not intend to do so on a voluntary basis or otherwise.

Beam acknowledges that if, on the first day of any subsequent fiscal year, there are (a) 300 or more holders of record of any class of the Beam Registered Debentures or Beam Registered Notes or (b) 500 or more holders of record of any class of the Beam Registered Debentures or Beam Registered Notes and Beam's total assets have not exceeded $10 million on the last day of any of Beam's three most recent fiscal years, the suspension of reporting obligations under Section 15(d) will lapse, and Beam will be required to resume periodic reporting under Section 15(d).[4]

---

[4] We note that the Section 15(d) reporting obligation with respect to the Common Stock cannot be revived, since the Common Stock was converted into the right to receive $83.50 per share in cash, without interest, by virtue of the Merger and is, thus, no longer outstanding. The Post-Merger Common Stock is a new class of equity security with no current or prior Section 15(d) reporting obligation.

Registration Statements

Beam previously filed with the Commission the Registration Statements. The Registration Statements were automatically updated during 2014 for purposes of Section 10(a)(3) of the Securities Act as a result of the filing of the 2013 10-K. As noted above, Beam has filed post-effective amendments on the Closing Date to deregister all unsold securities under the Registration Statements, and such post-effective amendments were automatically effective upon filing.

Other than the Registration Statements, Beam does not have any registration statements on file that registered the offer and sale of securities that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during Beam's 2014 fiscal year.

Discussion

Under Rule 12h-3, an issuer can suspend its Section 15(d) reporting obligation at any time during the year with respect to a class of securities, provided it meets three requirements: first, under paragraph (a) of Rule 12h-3, the issuer is required to have filed all reports required by Section 13(a) for the most recent three fiscal years and the portion of the current year preceding the date of filing the Form 15; second, under paragraph (b), the class of securities must be held by fewer than 300 record holders; and third, under paragraph (c), during the fiscal year for which reporting relief is sought, no registration statement was declared effective or required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Beam meets the first two requirements of Rule 12h-3. Under paragraph (a): Beam has filed all reports required by Sections 13(a) and 15(d) for the fiscal years ended December 31, 2011, 2012 and 2013 and to date in 2014, including the 2013 10-K. Beam represents that it will continue to be current and timely with respect to any required Exchange Act reports up to, but not including, the date on which it files the Form 15 with the Commission to suspend its reporting obligations under Section 15(d). Under paragraph (b): Beam hereby confirms that, as of the date hereof, each class of outstanding debt securities has fewer than 300 holders of record.

Beam does not satisfy the requirements of paragraph (c) of Rule 12h-3 with respect to the Common Stock, the Beam Registered Debentures or the Beam Registered Notes. In 2014, the Registration Statements were automatically updated pursuant to Section 10(a)(3) of the Securities Act by virtue of the filing of the 2013 10-K. As noted above, with respect to the S-3ASR Registration Statement as it relates to the Common Stock and the S-8 Registration Statements, Beam will rely on SLB 18 and Rule 12h-3 to file a Form 15 with respect to the Common Stock. However, SLB 18 is unavailable to Beam with respect to the Beam Registered Debentures or the Beam Registered Notes. Therefore, absent the relief requested in this letter,

Beam would be required to file all Exchange Act periodic and current reports for 2014, including a Form 10-K for the year ending December 31, 2014 in 2015.

We respectfully request the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter if Beam files a Form 15 with respect to the Beam Registered Debentures and the Beam Registered Notes on May 12, 2014 to suspend its Section 15(d) reporting obligations under Rule 12h-3. We respectfully submit that Beam's circumstances and background as described herein are consistent with the types of situations in which the Staff has granted relief in the past. In particular:

- *Section 15(d)'s purposes of providing current information to purchasers would not be undermined by granting Beam relief.* There were no registered (or unregistered) offerings or sales of debt securities in 2014 under the S-3ASR Registration Statement or under any other registration statement. As the purpose of Section 15(d) is that "the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering,"[5] that rationale does not apply to Beam with respect to 2014 and its debt securities. Although Beam did offer and sell debt securities in 2013 pursuant to the S-3ASR Registration Statement, Beam has filed the 2013 10-K, thereby satisfying its Section 15(d) reporting obligation with respect to the purchasers of the securities in the 2013 registered offerings.

- *Benefits of reporting do not outweigh the burdens of making such filings.* The preparation of the periodic and current reports for fiscal year 2014 would impose a financial burden on Beam and would involve significant additional cost and management efforts for Beam and its new owner, Suntory Holdings. Suntory Holdings is a Japanese corporation. Suntory Holdings is not an SEC registrant and is, in fact, privately held. The indentures pursuant to which the Beam Registered Debentures and Beam Registered Notes were issued do not independently require Beam to file with the Commission or provide Exchange Act reports to its debt holders. Accordingly, the costs of preparing Beam's 2014 periodic and current reports to comply with its Section 15(d) reporting obligation – which would include fees of Beam's independent external auditor; fees of external legal counsel in connection with the review of the periodic and current reports; expenses of a financial printer to prepare and format the periodic and current reports for filing on EDGAR, as well as XBRL-formatting related expenses; and the significant amount of

[5] *See* Exchange Act Release No. 34-20263 (Oct. 5, 1983) ("***Proposing Release***").

management and employee time in carrying out the substantial amount of work, oversight and review necessary to prepare and file Exchange Act periodic and current reports – will be borne for the benefit of less than 300 holders of each class of debt securities.

Beam's management estimates that Beam's incremental costs in connection with the preparation of the quarterly reports on Form 10-Q for each of the first, second and third quarters of 2014, an annual report on Form 10-K for 2014 and current reports on Form 8-K throughout the remainder of 2014 would be between $3.7 million and $4.0 million. The Commission proposed Rule 12h-3 because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed."[6] The Staff has in several instances recognized that the benefits of reporting when there are less than 300 holders of each class of securities do not outweigh the burdens of making such filings. *See, e.g., Actavis, Inc.* (avail. Feb. 26, 2014); *Wyeth* (avail. Nov. 4, 2009); *Anheuser-Busch Cos., Inc.* (avail. Feb. 18, 2009). We submit that, for Beam and for Suntory Holdings, the benefits of reporting in 2014 do not outweigh the burdens of making such filings.

- *Prior no-action relief has been granted with respect to Rule 12h-3(c) in similar circumstances.* The Staff has recognized that an inflexible interpretation of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances.[7] In each of these cases, the Staff concurred in allowing issuers to file a Form 15, notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year, because such issuers did not make any sales of securities in registered offerings during the current fiscal year where such securities remained outstanding after the merger transaction, and such issuers were permitted to immediately cease filing reports that would otherwise be required under Section 13(a) of the Exchange Act. The Staff has also agreed with this position in situations where the registrant, like Beam, did not make any registered sales of debt securities during the fiscal year in which the registration statement was updated pursuant to Section

[6] *See* Proposing Release.

[7] *See, e.g., Environmental Tectonics Corporation* (avail. Mar. 22, 2013); *Northern Illinois Gas Company* (avail. Jan. 18, 2013); *China Shenghuo Pharmaceutical Holdings, Inc.* (avail. July 20, 2012); *Intraop Medical Corporation* (avail. May 12, 2010); *Harrington West Financial Group Inc.* (avail. Mar. 24, 2010); *GrandSouth Bancorporation* (avail. Mar. 24, 2010); *PureDepth, Inc.* (avail. Mar. 8, 2010); *Sun Microsystems, Inc.* (avail. Feb. 5, 2010); *Craftmade International, Inc.* (avail. Jan. 27, 2010).

10(a)(3) and for which relief was sought and continued to have classes of debt securities outstanding each held by less than 300 holders, so long as there was no independent obligation under an indenture to file or provide Exchange Act reports.[8]

- *Accordance with SLB 18.* In accordance with SLB 18, Beam has filed post-effective amendments to deregister all unsold securities under the Registration Statements. After the filing by Beam of a Form 15 with respect to the Common Stock in reliance on SLB 18, and, subject to the receipt of the relief requested in this letter, a Form 15 with respect to the Beam Registered Debentures and Beam Registered Notes, neither the indentures governing the Beam Registered Debentures or Beam Registered Notes, nor any documents related thereto, nor any other contractual obligations, will require Beam to submit, provide or file reports under the Exchange Act with the Commission (or to the indenture trustee) with respect to any class of the Beam Registered Debentures or the Beam Registered Notes, and Beam does not intend to do so on a voluntary basis or otherwise.

Conclusion

For the reasons discussed above, we respectfully request, on behalf of Beam, that the Staff issue a no-action letter advising Beam that the Staff concurs in Beam's view that the updating of the S-3ASR Registration Statement during the 2014 fiscal year, pursuant to Section 10(a)(3) of the Securities Act, would not preclude Beam from utilizing Rule 12h-3 to suspend Beam's duty to file with the Commission the reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the Beam Registered Debentures and Beam Registered Notes, immediately upon the filing of a Form 15 on May 12, 2014, which is the date on which the Q1 2014 10-Q is due.

---

[8] *See, e.g., Actavis, Inc.* (avail. Feb. 26, 2014); *Wyeth* (avail. Nov. 4, 2009); *Anheuser-Busch Cos., Inc.* (avail. Feb. 18, 2009); *Energy East Corporation* (avail. Oct. 31, 2008); *Bausch & Lomb Incorporated* (avail. Nov. 6, 2007).

SIDLEY AUSTIN LLP
SIDLEY

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call the undersigned at (312) 853-7443 with any questions or comments.

Very truly yours,

Beth E. Flaming /BMB

Beth E. Flaming

BEF:llc